SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

MF GLOBAL LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

9.00% Convertible Senior Notes due 2038

(Title of Class of Securities)

55276YAA4

G60642AA6

(CUSIP Number of Class of Securities)

Howard Schneider, Esq.

717 Fifth Avenue

New York, NY 10022

(212) 589-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

David B. Harms, Esq.

Catherine M. Clarkin, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$130,200,000	$5,116.86

(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of $210.0 million aggregate principal amount of the issuer’s 9.00% Convertible Senior Notes due 2038 at the tender offer price of $620 per $1,000 principal amount of such notes.
(2)	The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of transaction value.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by MF Global Ltd., an exempted company incorporated under the laws of Bermuda (the “Company”), to purchase any and all of its issued and outstanding 9.00% Convertible Senior Notes due 2038 (the “Notes”) for cash, at the consideration equal to $620 per $1,000 principal amount of Notes purchased (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2009 (the “Offer to Purchase”) and the Letter of Transmittal. The Company’s obligation to accept for payment, and to pay for, any Notes validly tendered pursuant to the Offer is subject to satisfaction of all the conditions described in the Offer to Purchase. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Schedule TO incorporates by reference certain sections of the Offer to Purchase specified below in response to Items 1, 2 and 4, and Items 6 through 9, of this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase in the section entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is MF Global Ltd., an exempted company incorporated under the laws of Bermuda, and the address of its principal executive offices is 717 Fifth Avenue, New York, New York 10022. The telephone number of its principal executive offices is (212) 589-6200.

(b) The subject class of securities is the Company’s 9.00% Convertible Senior Notes due 2038. As of the date of this filing, $210.0 million in aggregate principal amount of Notes was outstanding.

(c) The Notes are not listed on any national or regional securities exchange or quoted on any automated quotation system. To the Company’s knowledge, the Notes are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Notes are not available. The common shares into which the Notes are convertible trade on the New York Stock Exchange under the symbol “MF”. The information set forth under “Market Information About the Notes” in the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The Company is the filing person. The Company’s business address and phone number are set forth in Item 2 above of Schedule TO. The Company’s registered office is located at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda and the telephone number of the registered office is (441) 296-1274. The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below.

Name	Position
Alison J. Carnwath	Chairman of the Board
Eileen S. Fusco	Director
Martin Glynn	Director
Edward L. Goldberg	Director
David I. Schamis	Director
Lawrence M. Schloss	Director
Robert S. Sloan	Director
Bernard W. Dan	Chief Executive Officer and Director
Thomas Connolly	Head of Human Resources
Karel F. Harbour	Chief Operating Officer
Thomas M. Harte	Chief Executive Officer, North America
J. Randy MacDonald	Chief Financial Officer
Laurence R. O’Connell	Chief Executive Officer, Asia/Pacific
Ira Polk	Chief Administrative Officer
Michael K. Roseman	Chief Risk Officer

The business address of each person set forth above is c/o MF Global Ltd., 717 Fifth Avenue, New York, New York 10022. The telephone number of each person set forth above is (212) 589-6200.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1) Tender Offers.

(i)	The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Impact of the Offer on Rights of the Holders of the Notes” is incorporated herein by reference.

(ii) – (iii)	The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet”, “The Offer—Consideration; Accrued Interest” and “The Offer—Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.

(iv)	Not applicable.

(v)	The information set forth in the Offer to Purchase in the section entitled “The Offer—Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.

(vi) – (vii)	The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Procedures for Tendering and Withdrawing Notes” is incorporated herein by reference.

(viii)	The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Acceptance for Payment and Payment” is incorporated herein by reference.

(ix)	Not applicable.

(x)	The information set forth in the Offer to Purchase in the section entitled “Impact of the Offer on Rights of the Holders of the Notes” is incorporated herein by reference.

(xi)	Not applicable.

(xii)	The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Material Bermuda and U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(2) Mergers and Similar Transactions.

(i) – (vii)	Not applicable.

(b) The information set forth in the Offer to Purchase in the section entitled “Miscellaneous” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The Company has entered into the following agreements in connection with the Notes:

(1) Indenture, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, filed on June 26, 2008 as Exhibit 4.1 to the Company’s Current Report on Form 8-K, incorporated herein by reference. A description of the material provisions of the Indenture is set forth in the Company’s Current Report on Form 8-K filed on June 26, 2008, and is also incorporated herein by reference.

(2) Replacement Capital Covenant, filed on July 18, 2008 as Exhibit 1.1 to the Company’s Current Report on Form 8-K, incorporated herein by reference. A description of the material provisions of the Replacement Capital Covenant is set forth in the Company’s Current Report on Form 8-K filed on July 18, 2008, and is also incorporated herein by reference.

The Company has entered into the following agreements in connection with its common shares, $1.00 par value per share:

(1) Form of Registration Rights Agreement, among the Company, Man Group plc and Man Group U.K. Ltd., filed on May 31, 2007 as Exhibit 4.2 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of its common shares, as amended, incorporated herein by reference. A description of the material provisions of the Registration Rights Agreement is set forth in the Company’s Registration Statement on Form F-1 filed on May 31, 2007 (File No. 333-143395), and is also incorporated herein by reference.

(2) Form of Rights Agreement between MF Global Ltd. and Computershare Trust Company, N.A., as Rights Agent, filed on July 6, 2007 as Exhibit 4.3 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of its common shares, as amended, incorporated herein by reference. A description of the material provisions of the Rights Agreement is set forth in the Company’s Registration Statement on Form F-1 filed on July 6, 2007, and is also incorporated herein by reference.

(3) Amendment No. 1 to the Rights Agreement between MF Global Ltd. and Computershare Trust Company, N.A., as Rights Agent, filed on June 13, 2008 as Exhibit 4.5 to the Company’s Annual Report on 10-K, incorporated herein by reference.

(4) Form of Master Separation Agreement by and between Man Group plc and MF Global Ltd., filed on May 31, 2007 as Exhibit 2.1 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of its common shares, as amended, incorporated herein by reference. A description of the material provisions of the Master Separation Agreement is set forth in the Company’s Registration Statement on Form F-1 filed on May 31, 2007, and is also incorporated herein by reference.

(5) Form of Registration Rights Agreement by and between the Company and J.C. Flowers II L.P., filed on June 13, 2008 as Exhibit 4.6 to the Company’s Annual Report on 10-K, incorporated herein by reference. A description of the material provisions of the Registration Rights Agreement is set forth in the Company’s Current Report on Form 8-K filed on May 23, 2008, and is also incorporated herein by reference.

(6) Investment Agreement, between the Company and J.C. Flowers II L.P., as amended, filed on June 13, 2008 as Exhibit 10.48 to the Company’s Annual Report on 10-K, incorporated herein by reference. A description of the material provisions of the Investment Agreement is set forth in the Company’s Current Report on Form 8-K filed on May 23, 2008, and is also incorporated herein by reference.

(7) Amendment No. 1 to the Investment Agreement between the Company and J.C. Flowers II L.P., as amended, filed on June 13, 2008 as Exhibit 10.49 to the Company’s Annual Report on 10-K, incorporated herein by reference.

(8) Amended and Restated MF Global 2007 Long Term Incentive Plan, filed on February 11, 2009 as Exhibit 10.3 to the Company’s Quarterly Report on 10-Q, incorporated herein by reference.

(9) Form of Share Option Award Agreement (Employee Version), filed on November 13, 2007 as Exhibit 10.24 to the Company’s Quarterly Report on 10-Q, incorporated herein by reference.

(10) Form of Share Option Award Agreement (Selected Executives Version), filed on November 13, 2007 as Exhibit 10.25 to the Company’s Quarterly Report on 10-Q, incorporated herein by reference.

(11) Form of Restricted Share Unit Award Agreement (Employee Version), filed on November 13, 2007 as Exhibit 10.26 to the Company’s Quarterly Report on 10-Q, incorporated herein by reference.

(12) Form of Restricted Share Unit Award Agreement (Selected Executives Version), filed on November 13, 2007 as Exhibit 10.27 to the Company’s Quarterly Report on 10-Q, incorporated herein by reference.

(13) MF Global Ltd. Employee Stock Purchase Plan, filed on November 13, 2007 as Exhibit 10.28 to the Company’s Quarterly Report on 10-Q, incorporated herein by reference.

(14) MF Global Ltd. Approved Savings-Related Share Option Plan, filed on November 13, 2007 as Exhibit 10.29 to the Company’s Quarterly Report on 10-Q, incorporated herein by reference.

(15) Form of Non-Executive Chairman Restricted Share Award Agreement, filed on July 6, 2007 as Exhibit 10.33 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of its common shares, as amended, incorporated herein by reference.

(16) Form of Non-Employee Director Restricted Share Award Agreement, filed on July 6, 2007 as Exhibit 10.37 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of its common shares, as amended, incorporated herein by reference.

(17) Transition Agreement between MF Global Ltd. and Kevin R. Davis, filed on October 29, 2008 as Exhibit 99.1 to the Company’s Current Report on Form 8-K, incorporated herein by reference.

(18) Transition Agreement between MF Global Ltd. and Christopher Smith, filed on September 11, 2008 as Exhibit 99.1 to the Company’s Current Report on Form 8-K, incorporated herein by reference.

(19) Transition Agreement between MF Global Ltd. and Amy Butte, filed on January 4, 2008 as Exhibit 99.1 to the Company’s Current Report on Form 8-K, incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Purchase in the section entitled “The Offer—Purpose of the Transaction” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase in the section entitled “The Offer—Purpose of the Transaction” is incorporated herein by reference.

(c) Plans

(1) – (8) Not applicable.

(9) Separately, at the request of the Company’s former parent company, Man Group plc, the Company intends to register the outstanding common shares currently held by Man Group for sale under its registration rights agreement. Man Group acquired these shares and registration rights at the time of the Company’s separation and initial public offering in July 2007. Man Group currently holds approximately 22.3 million or 18.5 percent, of the Company’s outstanding common shares. The Company expects to file a shelf registration statement in the next several weeks, although final decisions have not been made about the amount or timing of any offering or offerings. The proceeds of any offerings would be received by Man Group. The Company’s business relationship with Man Group remains unchanged including its exclusive clearing agreement with Man Investments, a subsidiary of Man Group, to clear 90 percent of the firm’s listed futures and options transactions of certain managed funds. This Schedule TO is not an offer to sell the securities currently held by Man Group.

(10) Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Purchase in the section entitled “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase in the section entitled “Conditions to the Offer” is incorporated herein by reference.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Purchase in the section entitled “Miscellaneous” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase in the section entitled “Miscellaneous” is incorporated herein by reference.

Item 9.	Persons/Assets, Retains, Employed Compensated or Used.

(a) The information set forth in the Offer to Purchase in the section entitled “Solicitation and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

Not applicable.

Item 12.	Exhibits.

Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are indicated in parentheses.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated February 24, 2009.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Letter to Clients.

(a)(5)(i)	Press Release dated February 24, 2009.

(b)	Not applicable

(d)(1)	Indenture, by and between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on June 26, 2008).

(d)(2)	Replacement Capital Covenant (incorporated by reference as Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed on July 18, 2008).

(d)(3)	Form of Registration Rights Agreement, among the Company, Man Group plc and Man Group U.K. Ltd. (incorporated by reference as Exhibit 4.2 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on May 31, 2007).

(d)(4)	Form of Rights Agreement between MF Global Ltd. and Computershare Trust Company, N.A., as Rights Agent, (incorporated by reference as Exhibit 4.3 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(5)	Amendment No. 1 to the Rights Agreement between MF Global Ltd. and Computershare Trust Company, N.A. (incorporated by reference as Exhibit 4.5 to the Company’s Annual Report on 10-K, filed on June 13, 2008).

(d)(6)	Form of Master Separation Agreement by and between Man Group plc and MF Global Ltd. (incorporated by reference as Exhibit 2.1 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on May 31, 2007).

(d)(7)	Form of Registration Rights Agreement by and between the Company and J.C. Flowers II L.P. (incorporated by reference as Exhibit 4.6 to the Company’s Annual Report on 10-K, filed on June 13, 2008).

(d)(8)	Investment Agreement, between the Company and J.C. Flowers II L.P. (incorporated by reference, as Exhibit 10.48 to the Company’s Annual Report on 10-K, filed on June 13, 2008).

(d)(9)	Amendment No. 1 to the Investment Agreement between the Company and J.C. Flowers II L.P. (incorporated by reference, as Exhibit 10.49 to the Company’s Annual Report on 10-K, filed on June 13, 2008).

(d)(10)	Amended and Restated MF Global 2007 Long Term Incentive Plan (incorporated by reference as Exhibit 10.3 to the Company’s Quarterly Report on 10-Q, filed on February 11, 2009).

(d)(11)	Form of Share Option Award Agreement (Employee Version) (incorporated by reference as Exhibit 10.24 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(12)	Form of Share Option Award Agreement (Selected Executives Version) (incorporated by reference as Exhibit 10.25 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(13)	Form of Restricted Share Unit Award Agreement (Employee Version) (incorporated by reference as Exhibit 10.26 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(14)	Form of Restricted Share Unit Award Agreement (Selected Executives Version) (incorporated by reference as Exhibit 10.27 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(15)	MF Global Ltd. Employee Stock Purchase Plan (incorporated by reference as Exhibit 10.28 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(16)	MF Global Ltd. Approved Savings-Related Share Option Plan (incorporated by reference as Exhibit 10.29 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(17)	Form of Non-Executive Chairman Restricted Share Award Agreement (incorporated by reference as Exhibit 10.33 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(18)	Form of Non-Employee Director Restricted Share Award Agreement (incorporated by reference as Exhibit 10.37 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(19)	Transition Agreement between MF Global Ltd. and Kevin R. Davis (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on October 29, 2008).

(d)(20)	Transition Agreement between MF Global Ltd. and Christopher Smith (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on September 11, 2008).

(d)(21)	Transition Agreement between MF Global Ltd. and Amy Butte (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on January 4, 2008).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2009	MF Global Ltd.

	By:	/s/ J. Randy MacDonald
	Name:	J. Randy MacDonald
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are indicated in parentheses.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated February 24, 2009.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Letter to Clients.

(a)(5)(i)	Press Release dated February 24, 2009.

(b)	Not applicable

(d)(1)	Indenture, by and between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on June 26, 2008).

(d)(2)	Replacement Capital Covenant (incorporated by reference as Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed on July 18, 2008).

(d)(3)	Form of Registration Rights Agreement, among the Company, Man Group plc and Man Group U.K. Ltd. (incorporated by reference as Exhibit 4.2 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on May 31, 2007 (File No. 333-143395)).

(d)(4)	Form of Rights Agreement between MF Global Ltd. and Computershare Trust Company, N.A., as Rights Agent, (incorporated by reference as Exhibit 4.3 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(5)	Amendment No. 1 to the Rights Agreement between MF Global Ltd. and Computershare Trust Company, N.A. (incorporated by reference as Exhibit 4.5 to the Company’s Annual Report on 10-K, filed on June 13, 2008).

(d)(6)	Form of Master Separation Agreement by and between Man Group plc and MF Global Ltd. (incorporated by reference as Exhibit 2.1 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on May 31, 2007).

(d)(7)	Form of Registration Rights Agreement by and between the Company and J.C. Flowers II L.P. (incorporated by reference as Exhibit 4.6 to the Company’s Annual Report on 10-K, filed on June 13, 2008).

(d)(8)	Investment Agreement, between the Company and J.C. Flowers II L.P. (incorporated by reference, as Exhibit 10.48 to the Company’s Annual Report on 10-K, filed on June 13, 2008).

(d)(9)	Amendment No. 1 to the Investment Agreement between the Company and J.C. Flowers II L.P. (incorporated by reference, as Exhibit 10.49 to the Company’s Annual Report on 10-K, filed on June 13, 2008).

(d)(10)	Amended and Restated MF Global 2007 Long Term Incentive Plan (incorporated by reference as Exhibit 10.3 to the Company’s Quarterly Report on 10-Q, filed on February 11, 2009).

(d)(11)	Form of Share Option Award Agreement (Employee Version) (incorporated by reference as Exhibit 10.24 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(12)	Form of Share Option Award Agreement (Selected Executives Version) (incorporated by reference as Exhibit 10.25 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(13)	Form of Restricted Share Unit Award Agreement (Employee Version) (incorporated by reference as Exhibit 10.26 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(14)	Form of Restricted Share Unit Award Agreement (Selected Executives Version) (incorporated by reference as Exhibit 10.27 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(15)	MF Global Ltd. Employee Stock Purchase Plan (incorporated by reference as Exhibit 10.28 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(16)	MF Global Ltd. Approved Savings-Related Share Option Plan (incorporated by reference as Exhibit 10.29 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(17)	Form of Non-Executive Chairman Restricted Share Award Agreement (incorporated by reference as Exhibit 10.33 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(18)	Form of Non-Employee Director Restricted Share Award Agreement (incorporated by reference as Exhibit 10.37 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(19)	Transition Agreement between MF Global Ltd. and Kevin R. Davis (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on October 29, 2008).

(d)(20)	Transition Agreement between MF Global Ltd. and Christopher Smith (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on September 11, 2008).

(d)(21)	Transition Agreement between MF Global Ltd. and Amy Butte (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on January 4, 2008).

(g)	Not applicable.

(h)	Not applicable.